Exhibit 12.1

NGL ENERGY PARTNERS LP AND SUBSIDIARIES
COMPUTATION OF RATIOS OF (LOSS) EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS
(in Thousands, except ratio amounts)

	Six Months Ended September 30,	Fiscal Year Ended March 31,
	2017	2017	2016	2015	2014	2013

(LOSS) EARNINGS:
(Loss) income before income taxes	$(236,716)	$145,813	$(187,464)	$46,571	$49,695	$50,065
Income before income taxes attributable to noncontrolling interests	(132)	(6,832)	(11,832)	(12,887)	(1,103)	(250)
Loss before income taxes attributable to redeemable noncontrolling interests	685	—	—	—	—	—
Fixed charges	122,064	189,465	146,401	151,956	91,622	66,824
Total (loss) earnings	$(114,099)	$328,446	$(52,895)	$185,640	$140,214	$116,639

FIXED CHARGES:
Interest expense	$99,459	$150,478	$133,089	$110,123	$58,854	$32,994
Loss (gain) on early extinguishment of debt	1,338	(2,449)	(28,532)	—	—	5,769
Portion of rental expense estimated to relate to interest (1)	21,267	41,436	41,844	41,833	32,768	28,061
Fixed charges	$122,064	$189,465	$146,401	$151,956	$91,622	$66,824

PREFERRED UNIT DISTRIBUTIONS	12,898	14,693	—	—	—	—
Combined fixed charges and preferred unit distributions	$134,962	$204,158	$146,401	$151,956	$91,622	$66,824

Ratio of earnings to fixed charges (2) (3)	—	1.73	—	1.22	1.53	1.75
Ratio of earnings to combined fixed charges and preferred unit distributions (2)	—	1.61

(1)	Represents one-third of the total operating lease rental expense, which is that portion estimated to represent interest.

(2)
The ratio of earnings to fixed charges was less than 1:1 for the six months ended September 30, 2017. NGL Energy Partners LP would have needed to generate an additional $236.2 million of earnings to achieve a ratio of 1:1. The ratio of earnings to combined fixed charges and preferred unit distributions was less than 1:1 for the six months ended September 30, 2017. NGL Energy Partners LP would have needed to generate an additional $249.1 million of earnings to achieve a ratio of 1:1.

(3)
The ratio of earnings to fixed charges was less than 1:1 for the fiscal year ended March 31, 2016. NGL Energy Partners LP would have needed to generate an additional $199.3 million of earnings to achieve a ratio of 1:1.